METALLA ROYALTY & STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the nine months ended February 28, 2019

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of April 25, 2019, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the nine months ended February 28, 2019 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in the following MD&A are in Canadian dollars (“C$”) except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. The Company is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties (“NSRs”), gross value return royalties (“GVRs”), net profit interests (“NPIs), gross proceeds royalties (“GPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the three months ended February 28, 2019, the Company:

•

shipped and provisionally invoiced 76,775 (2018 - 158,865) attributable silver ounces (“oz.”) at an average realized price of US$15.23 (2018 - US$17.12) and average cash cost of US$6.23 (2018 - US$7.32) per oz. (see non-IFRS Financial Measures);

•

generated operating cash margin of US$9.00 (2018 - US$9.45) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

•

had 77,272 attributable silver oz. remaining and to be sold in subsequent periods, this was due to delivery delays caused by the smelter, which led to increased concentrate inventory at the Endeavor Mine;

•

recognized revenue from stream interest of $1,442,006 (2018 - $3,066,670), income from operations of $484,179 (2018 - $286,446), net loss of $446,105 (2018 - $440,105), and adjusted EBITDA of $490,168 (2018 - $671,659) (see non-IFRS Financial Measures);

•

recorded cash flow from operating activities, before net change in non-cash working capital items, of $282,728 (2018 - $619,402), offset by $5,462,568 spent on acquisitions of NSR royalty interests, resulting in positive working capital of $730,568 (May 31, 2018 - $4,661,792);

•

acquired a 1.5% NSR royalty on the Cap-Oeste Sur East (“COSE”) gold and silver property owned by Pan American Silver Corp. (“Pan American”), in Santa Cruz, Argentina from Patagonia Gold PLC (“Patagonia Gold”) for US$1,500,000 in cash;

•

acquired a 1% NSR royalty on the 15 Mile Stream (“FMS”) gold project owned by Atlantic Gold Corporation (“Atlantic Gold”), in Nova Scotia, Canada from a private party for US$2,200,000 in cash and 2,619,000 common shares;

•	completed a brokered private placement for $6,799,072 by issuing 8,716,758 units at $0.78 per unit;

•	entered into arrangement to retire its convertible debenture held by Coeur Mining, Inc (“Coeur”), which was completed subsequently; and

•	declared and paid a monthly dividend of $0.0015 per share.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	Australia	Producing	Zn, Pb, Ag	100% Ag Stream
NLGM	Shanta Gold	Tanzania	Producing	Au, Ag	15% Ag Stream
COSE	Pan American Silver	Argentina	Development	Ag, Au	1.5% NSR
Joaquin	Pan American Silver	Argentina	Development	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Argentina	Development	Ag, Au	2.0% NSR
15 Mile Stream	Atlantic Gold Corp	Canada	Development	Ag	1.0% NSR
Garrison	Osisko Mining	Canada	Development	Au	2.0% NSR
Hoyle Pond Ext.	Goldcorp	Canada	Development on ext.	Au	2.0% NSR(4)
Timmins West Ext.	Tahoe Resources	Canada	Development on ext.	Au	1.5% NSR(3)
Zaruma	Core Gold	Ecuador	Development	Au, Ag	1.5% NSR
Akasaba West	Agnico Eagle Mines	Canada	Development	Au, Cu	2.0% NSR(3)(4)
TVZ Zone	Goldcorp	Canada	Development	Au	2.0% NSR
DeSantis Mine	Canadian Gold Miner	Canada	Exploration	Au	1.5% NSR(3)
Bint Property	Glencore	Canada	Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Canada	Exploration	Au	2.0% NSR(3)
Montclerg	IEP	Canada	Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Canada	Exploration	Au	1.0% NSR
DNA	Detour Gold	Canada	Exploration	Au	2.0% NSR
Beaudoin	Explor Resources	Canada	Exploration	Au, Ag	0.4% NSR(3)
Sirola Grenfell	Golden Peak Res.	Canada	Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Canada	Exploration	Au	1.0% NSR
Solomon’s Pillar	Sage Gold	Canada	Exploration	Au	1.0% NSR
Dufferin East	Resource Capital Gold	Canada	Development	Au	1.0% NSR
Puchuldiza	Regulus Resources	Chile	Exploration	Au	1.5% NSR
Los Platos	Private Party	Venezuela	Exploration	Au	1.5% NSR(3)

(1)	Zn: zinc, Pb: lead, Ag: silver, and Au: gold
(2)	See the Company’s website for the complete list and further details
(3)	Subject to partial buy-back
(4)	Exemption on royalty

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Santa Gertrudis NSR

Agnico Eagle Mines Limited (“Agnico”) reported by press release dated April 25, 2019 that Santa Gertrudis drilling discovered new high-grade structure at Trinidad and further extends known resource areas – Highlights include 14.7 g/t gold over 11.5 metres at 170 metres depth at Trinidad and 5.1 g/t gold over 4.5 metres at 33 metres depth at Greta.

In the first quarter of 2019, 45 drill holes (10,521 metres) were completed, mainly in the Trinidad, Greta, Viviana, Toro, and Becerros zones, which form part of the initial full-year budget of 29,000 metres. This drilling focused on extending the mineral resources and exploring new targets.

Recent assay results from the Trinidad Trend have discovered a down-plunge extension of the main Amelia deposit and also an interpreted parallel high-grade structure that increases the potential of the zone. The discovery of additional structures is a result of better understanding the controls of mineralization in the district. The results for the Greta, Viviana, Toro, and Becerros trends represent mainly deposit extensions.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Recent work at Amelia shows the potential for several parallel structures at underground depths, with grades higher than the current mineral resources at the Santa Gertrudis project. These structures are open along strike and at depth. The Company is also evaluating different project development scenarios at Santa Gertrudis. The project contains both low-grade oxide and high-grade sulfide types of mineralization that have been recognized from the surface down to 410 metres depth locally.

Agnico reported by press release dated February 14, 2019 that drilling in 2018 outlined an initial inferred mineral resource of 962,000 oz. of Au grading 1.09 g/t at the Santa Gertrudis project in Sonora, Mexico. The 31,127-metre program confirmed the historical drilling and discovered several high-grade feeder zones on the project highlighted by 12.1g/t gold over 5.1 metres at 99 metres depth and 9.7g/t gold over 15.0 metres at 33 metres depth.

The initial exploration budget for 2019 was US$8.2M, which includes 29,000 metres of drilling focused on expanding the mineral resource, testing the extensions of high-grade structures, and exploring new targets to be outlined by a target-generation initiative. However, given the favourable drill results, a supplementary exploration budget of US$2M has been approved to conduct an additional 11,500-metre drill program solely focused at Amelia to investigate further "this promising deposit." This is the second time in 2019 that Agnico has increased its exploration budget on the 44,145 hectare property.

Agnico is currently evaluating a potential production scenario that utilizes a heap leach for lower grade mineralization and a small mill facility to process higher-grade mineralization. Agnico has stated that the Santa Gertrudis project has the potential to be a similar size operation to La India, which produced over 100,000 oz. of gold annually over the previous two years. Metalla holds a 2.0% NSR royalty on the Santa Gertrudis project.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.1 million ounces have been delivered to date) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

CBH has allocated more resources and capital from development of new stopes on the existing mineralized zone to developing the recently discovered Deep Zinc Lode at depth. CBH has advised the plan is to carry out further drilling to firm up the Deep Zinc Load resource with initial results expected in July to September 2019. They will be considering the economic viability of continuing to develop those deeper areas to eventually sequence into an expanded mine plan.

CBH has advised that they expect a revised mine plan for the existing orebody in the second half of calendar 2019. Currently the existing mine plan allows for production through December 2020.

15 Mile Stream NSR

Atlantic Gold reported by press release dated March 13, 2109 updated mineral resource estimates following recent drilling campaigns at its Touquoy, 15 Mile Stream, and Cochrane Hill deposits. Following the drilling of 35,710 metres since the last resource estimate at the FMS deposit (see technical report titled “Moose River Consolidated Project, Nova Scotia, Canada, NI 43-101 Technical Report on Moose River Consolidated Phase 1 and 2 Expansion” with an effective date of January 24, 2018), Atlantic Gold reported an increase of 47% or 216,000 oz. for a total of 677,000 oz. of contained gold (“Au”) between the three deposits of Egerton-MacLean, Hudson, and Plenty. This resource update is expected to add an additional 2,160 oz. of gold to Metalla’s account over the life of the mine.

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Eggerton-MacLean	14,600	1.16	544	1,400	1.24	56
Hudson	1,800	0.78	45	400	1.01	13
Plenty	2,700	1.01	88	300	1.56	15
Total	19,100	1.10	677	2,100	1.24	84

Atlantic Gold intends to continue to explore FMS in 2019 and test the connections between the Egerton-MacLean Zone and the newly-discovered 149 Deposit located two (2) kilometres to the north-east, which was omitted from the recent estimate. Follow-up diamond drilling is underway to test the easterly extension of the 149 Gold Deposit. This was the first discovery of the Corridor Regional Program, an initial program of 6,000 metres is planned.

Metalla holds a 1.0% NSR royalty that covers the entirety of the Egerton-MacLean, Hudson, the newly-discovered 149 Deposits, and a majority of the Plenty deposit.

Joaquin and Cap-Oeste Sur Este NSRs

Pan American advanced the development of the COSE and Joaquin projects in Argentina. Production at both mines is expected to start in the second half of 2019. At Joaquin, the initial fleet of development mining equipment was procured and the development of the underground access decline continued. At COSE, development of the underground access decline also continued, along with commencement of construction on the first underground electrical substation.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Pan American has outlined capital expenditures at Joaquin and COSE in 2019 to complete development totaling US$20M. Both projects remain on budget.

Metalla holds a 2.0% NSR royalty on Joaquin project and 1.5% NSR royalty on COSE project.

Garrison NSR

Osisko Mining Inc. (“Osisko”) reported by press release dated February 19, 2019 an updated mineral resources estimate for the Garrison gold project and an additional press release dated February 20, 2019 its intent to spin out the Garrison gold project into a new company. Under the terms of the binding letter agreement, Osisko will effect a business combination that will result in a reverse takeover of Chantrell Ventures Corp. and change its name to “O3 Mining Corporation” (“O3 Mining”) subsequently. The proposed transaction is anticipated to be completed by way of plan of arrangement which will include the transfer of Osisko’s Garrison deposit, Marban deposit, exploration properties and a portfolio of select securities. O3 Mining will focus on continuing its consolidation strategy and progressing its development assets.

The Company views this proposed transaction as a positive development for the Garrison gold project, which will become the focus of O3 Mining and provide several key benefits: the ability to push forward the Garrison project on a standalone basis and the flexibility to consolidate other projects in close proximity to build critical mass that can attract development by major mining companies. The table below outlines the mineral resource estimate for the Garrison gold deposit:

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Garrcon	20,711	0.97	644	2,834	1.83	167
Jonpol	7,165	1.63	376	471	1.92	29
903	15,734	1.08	548	6,961	1.01	225
Total	43,610	1.12	1,568	10,266	1.28	421

The estimate is based on 1,115 drill holes totaling 342,874 metres of drilling completed by previous operators and includes 197 holes totaling 87,251 metres by Osisko between 2016 and July 2018. Global non-pit constrained resources at a 0.4 g/t Au cutoff to 300 metres below surface are 1.87 million oz. gold at 1.06 g/t Au in the measured & indicated category and 0.61 million oz. gold at 0.92 g/t Au in the inferred category. The mineral resource estimate was prepared by RockRidge and reviewed and audited by Micon International Limited. Finally, Osisko indicated that the full technical report supporting the mineral resource estimate above will be filed within 45 days of February 19, 2019.

Based on the updated resource estimate, management believes Osisko’s intent to prioritize the open pit potential of the Garrison deposit which may envision three (3) separate pits and a centralized milling facility as the project continues to move forward under O3 Mining’s direction.

Metalla holds a 2.0% NSR on the Garrcon and Jonpol projects and part of the 903 zone on the Garrison project.

Akasaba West NSR

Agnico has reported that development of the Akasaba West open pit is scheduled for 2021 based on the prioritization of development capital spending. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,800 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper) and is expected to contribute approximately 20,000 ounces of gold per year to the Goldex production profile once in production.

Metalla holds a 2% NSR on Akasaba West.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Production and provisional sales from royalties and streams

	Q3	Q3	YTD		YTD
	2019	2018	2019	(4)	2018	(1)
Attributable silver oz. from prior period	57,814	16,909	90,476		13,654
Production during the period
Endeavor Silver Stream	91,844	110,310	353,643		299,488
NLGM(2)	4,389	4,797	13,169		13,794
Total attributable silver oz. produced	154,047	132,016	457,288		326,936
Total attributable silver oz. sold(1)	(76,775)	(96,543)	(380,017)		(291,463)
Remaining attributable silver oz.(3)	77,272	35,473	77,272		35,473

(1)

Includes attributable silver oz. from the Endeavor silver stream that were produced, shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.
(4)	Delivery delays caused by the smelter has increased the concentrate inventory at the Endeavor Mine.

OUTLOOK

As of the date hereof, the Company is providing the following forecasts for fiscal year ending May 31, 2019:

  total attributable silver production is expected to be from 400,000 to 500,000 oz.;
  revenue is expected to be $7,000,000 to $9,000,000(1); and
  approximately 95%+ of total revenue is expected to be derived from silver.
(1)	Estimate based on expected average silver price of US$15.00 per oz. and foreign exchange rate of US$0.80/C$1.00.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to February 28, 2019 and should be read in conjunction with the Company’s consolidated financial statements for the year ended May 31, 2018.

	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue from stream interest	$1,442,006	$1,623,140	$3,900,301	$1,868,092
Share-based payments	(362,547)	(214,056)	(279,457)	(179,517)
Net income (loss) for the period	(446,105)	(496,948)	(312,031)	(797,120)
Dividends declared and paid	492,648	401,314	354,174	225,519
Earnings (loss) per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)
Weighted average shares outstanding - basic	111,928,822	92,698,885	79,311,399	75,236,522

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

	Q3-2018	Q2-2018	Q1-2018		Q4-2017
Revenue from stream interest	$1,761,491	$3,066,670	$672,078	$	Nil
Share-based payments	(28,800)	Nil	(624,429)		(258,986)
Net income (loss) for the period	(310,845)	(440,105)	(1,013,686)		(1,857,376)
Dividends declared and paid	148,759	-	-		-
Earnings (loss) per share - basic and diluted	(0.00)	(0.01)	(0.02)		(0.04)
Weighted average shares outstanding - basic	74,407,325	73,168,849	62,499,990		52,186,699

RESULTS OF OPERATIONS

Three months ended February 28, 2019

The Company’s net loss totaled $446,105 (2018 - $310,845) for the three months ended February 28, 2019. Overall, net loss for the current quarter was higher than for 2018 primarily due to income tax provisions and share-based payments, partially offset by increased gross profit.

Nine months ended February 28, 2019

The Company’s net loss totaled $1,255,084 (2018 - $1,764,636) for the nine months ended February 28, 2019. Overall, net loss for the current period was lower than for 2018 primarily due to a significant increase in gross profit from the Endeavor Silver Stream interest, partially offset by increased general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at February 28, 2019 totaled $3,769,730 (May 31, 2018 - $4,817,357) and its working capital was $730,568 (May 31, 2018 - $4,661,792). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Subsequent to February 28, 2019, the Company retired the remaining balance of its convertible debenture with Coeur and acquired a new $12,000,000 convertible loan facility with Beedie Capital to fund acquisitions of new royalties and streams.

During the nine months ended February 28, 2019, cash decreased by $1,047,627. The decrease was due to net cash used in investing activities of $12,761,413, partially offset by net cash provided by operating and financing activities of $2,334,850 and $9,357,955, respectively. Exchange rate changes had a positive impact on cash of $20,981.

Operating activities

During the nine months ended February 28, 2019, net cash provided by operating activities amounted to $2,334,850, which included decrease in trade receivables and other of $64,107 and increase in trade and other payable of $220,599 during the normal course of business.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Investing activities

Cash used in the Company’s investing activities during the nine months ended February 28, 2019 totaled $12,761,413, which were primarily comprised of $13,455,219 paid for the acquisition of NSR royalties, partially offset by cash held by ValGold on the acquisition date and recoveries received.

Financing activities

Cash provided by the Company’s financing activities during the nine months ended February 28, 2019 totaled $9,357,955, which were primarily comprised of $6,376,043 from private placements, $3,620,103 from the exercise of share purchase warrants and stock options, and $2,554,721 from loan arrangements, partially offset by $1,566,939 of principal loan repayments, $1,248,136 of dividend paid and $377,837 of interest paid.

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the nine months ended February 28, 2019	or fees	Payments	Total
Management	$421,536	$320,519	$742,055
Directors	120,183	404,694	524,877
	$541,719	$725,213	$1,266,932

As at February 28, 2019, the Company had $Nil (May 31, 2018 - $70,833) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 13 of the condensed interim consolidated financial statements for the nine months ended February 28, 2019.

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at February 28, 2019, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$128,769	$-	$128,769

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7 in the condensed interim consolidated financial statements. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company incurs expenditures in currencies other than the Canadian dollar. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. As at February 28, 2019, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$805,839
Trade receivables and other	73,494
Trade and other payables	(310,647)
Loans payable	(2,417,394)
Net exposure	$(1,484,708)

Canadian dollar equivalent	$(2,433,952)

Based on the above net exposure, as at February 28, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $24,000 in the Company’s pre-tax income or loss.

EVENTS AFTER THE REPORTING DATE

Subsequent to February 28, 2019, the Company:

a)

entered into a convertible loan facility of $12,000,000 with Beedie Capital (“Beedie”) to fund acquisitions of new royalties and streams. The loan will be funded by way of an initial advance of $7,000,000 within 90 days from closing and the remaining $5,000,000 will be available for subsequent advances in minimum tranches of $1,250,000. The loan facility carried an interest rate of 8.0% on advanced funds and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, the principal amount of the loan will be convertible into common shares of the Company at a conversion price of $1.39 per share;

b)	settled its convertible debenture owed to Coeur with the final conversion into 738,241 common shares of the Company;

c)	issued 1,513,728 common shares for the exercise of share purchase warrants for $1,057,794, where 226,000 share purchase warrants expired unexercised; and

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

d)	entered into a purchase and sale agreement to acquire the following royalties from Alamos Gold Inc. and its affiliates for total consideration of US$8,600,000 payable in common shares of the Company:

Property	Operator	Locatiion	Stage	Terms
El Realito	Agnico Eagle	Sonora, Mexico	Development	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Development	1.0% NSR(4)
Wasamac	Monarch Gold	Rouyn-Noranda, Quebec	Development	1.5% NSR(2)
Beaufor Mine	Monarch Gold	Val d’Or, Quebec	Production/Dev	1.0% NSR(3)
San Luis	SSR Mining	Peru	Development	1.0% NSR
Big Island	Copper Reef Mining	Flin Flon, Manitoba	Exploration	2.0% NSR
Biricu	Guerrero Ventures	Guerrero, Mexico	Exploration	2.0% NSR
Boulevard	Independence Gold	Yukon, Ontario	Exploration	2.0% NSR
Camflo NW	Monarch Gold	Val d’Or, Quebec	Exploration	1.0% NSR
Edwards Mine	Waterton	Wawa, Ontario	Exploration	1.0% NSR
Goodfish K.	War Eagle Mining	Kirkland Lake, Ontario	Exploration	1.25% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	1.0% NSR
Pucarana	Buenaventura	Peru	Exploration	2.0% NSR
Capricho	Pucara Resources	Peru	Exploration	1.8% NSR(4)
Lourdes	Pucara Resources	Peru	Exploration	1.0% NSR
Santo Tomas	Pucara Resources	Peru	Exploration	1.0% NSR
Los Platos	Pucara Resources	Peru	Exploration	1.0% NSR
(1)	Subject to a 60-day right of first refusal period, 1.0% can be repurchased for US$4,000,000
(2)	0.5% can be repurchased for $7,500,000
(3)	Production expected to halt in calendar Q2 2019
(4)	Option to purchase at agreed to price

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For full details on the critical accounting estimates and judgments affecting the Company, please refer to the Company’s audited annual consolidated financial statements and notes and annual MD&A for the year ended May 31, 2018.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

  Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
  Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
  Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Cash	Loan and receivables	Amortized costs
Receivable from provisional sales	FVTPL	FVTPL
Financial liabilities
Trade payable and accrued liabilities	Loan and receivables	Amortized costs
Loan payable	Loan and receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q3	Q3	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Cost of sales, excluding depletion	$399,277	$538,064	$2,008,039	$1,734,820
Cost of sales for NLGM(2)	6,245	7,903	18,738	22,532
Adjust for:
Refining charge	72,469	100,630	378,422	300,983
Total cash cost of sales	477,991	646,597	2,405,199	2,058,336
Total attributable silver oz. sold(3)	76,775	96,543	380,017	291,463
Average cash cost of silver per attributable oz.	$6.23	$6.70	$6.33	$7.06
(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)

Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, 77,272 oz. of attributable silver produced were to be sold in the subsequent quarter.

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q3	Q3	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Provisional sales from stream interest	$1,034,712	$1,379,649	$5,263,464	$4,372,270
Revenue from NLGM(2)	62,451	79,034	187,382	225,320
Adjust for:
Refining charge	72,469	100,630	378,422	300,983
Revenue from stream and other interests	1,169,631	1,559,312	5,829,268	4,898,573
Total attributable silver oz. sold	76,775	96,543	380,017	291,463
Average realized silver price per attributable oz.	$15.23	$16.15	$15.34	$16.81

Operating cash margin per attributable oz.(3)	$9.00	$9.45	$9.01	$9.75
(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Operating cash margin is calculated based on average realized price and average cash cost.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q3	Q3	YTD	YTD
Presented in C$	2019	2018	2019	2018
Net loss	$(446,105)	$(310,845)	$(1,255,084)	$(1,764,636)
Interest expense on loans payable	111,969	106,467	310,750	248,194
Income tax provision	67,285	44,656	600,888	150,271
Depletion and amortization	419,723	872,795	2,137,028	2,720,924
Foreign exchange (gain) loss	(25,251)	(70,214)	181,270	220,169
Share-based payments(1)	362,547	28,800	856,060	653,229
Adjusted EBITDA	$490,168	$671,659	$2,830,912	$2,228,151
(1)	Includes stock options, RSUs, and performance-based payments.

RISK FACTORS

For further information regarding the Company’s operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company’s business set out in its annual MD&A, dated September 26, 2018, which is available on SEDAR under the Company’s filer profile.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 131,736,694 common shares issued and outstanding. There were also 8,687,501 options and 8,567,001 share purchase warrants outstanding with expiry dates ranging from May 31, 2019 to August 30, 2021.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 18